Exhibit 4

V I N T A G E   C A P I T A L   M A N A G E M E N T,   L L C

4705 S. Apopka Vineland Road, Suite 206| Orlando, FL 32819

July 18, 2019

Red Robin Gourmet Burgers, Inc.
6312 S Fiddlers Green Cir., Suite 20
Greenwood Village, CO 80111-4916
Attention: Pattye Moore

Dear Pattye:

Following our recent discussion, Vintage Capital Management, LLC (together with its affiliated funds and investment vehicles, “Vintage”) is pleased to submit this non-binding proposal (this “Proposal”) pursuant to which Vintage would acquire 100% of Red Robin Gourmet Burgers, Inc. (the “Company” and such acquisition, the “Transaction”). We are pleased we have begun a constructive dialogue. We hope that this dialogue continues, as we are confident that our Proposal is in the best interest of the Company’s stockholders.

Vintage is a value-oriented, operations-focused private and public equity investor specializing in the aerospace & defense, manufacturing and consumer sectors with a 20-year track record of consistently successful returns. Vintage has extensive experience in franchise-oriented businesses and is accustomed to entering into and/or completing transactions of the nature described herein.

The following is a summary of our Proposal:

Transaction Structure and Valuation:

Vintage proposes to acquire all the issued and outstanding shares of the Company not currently owned by Vintage for $40.00 per share, in cash. The Transaction will be structured as a merger of a newly formed entity controlled by Vintage with, and into, the Company with the Company surviving as a wholly owned subsidiary of Vintage. To the Company’s stockholders, our proposal offers immediate and certain value. Our purchase price, which is based on 12,966,146 shares outstanding and the employee equity incentives disclosed in the Company’s most recently filed quarterly report on Form 10-Q, represents a premium of 57% over the Company’s unaffected share price of $25.46 on June 12, 2019.

Sources of Financing:

The consideration for the Transaction will be funded through a mix of debt and equity. We currently anticipate that the financing would include an approximately $450 million term loan, a revolving line of credit to provide ample liquidity to the Company on a post-closing basis, and approximately $250 million of equity (inclusive of the equity of the Company that is already owned by Vintage). We have separately provided to you a letter from a premier international financial institution expressing, on behalf of its internally managed funds, high confidence that they will be able to support sufficient financing in respect of the debt portion of the Transaction consideration. Vintage, together with commitments from its limited partners, has the necessary available capital to fund the equity portion of the Transaction consideration. The Transaction will not be conditioned on financing, and in the unlikely event that our debt financing is not available, Vintage would be prepared to pay a customary reverse termination fee in an amount to be discussed.

Vintage Capital Management, LLC	CONFIDENTIAL	1

Confidential	July 18, 2019

Conditions Precedent:

We have done substantial due diligence on the Company’s publicly available information. Execution of definitive Transaction documentation would be subject only to completion of confirmatory due diligence, which we would expect to include a review of the Company’s financial condition, operations, legal matters, accounting, tax and material business relationships. Assuming the Company expeditiously provides all information and cooperates with our diligence review, we anticipate being able to complete due diligence within 4 weeks of commencement. In order to aid in the free flow of information and to show our commitment to this process, we would be willing to enter into a customary non-disclosure agreement with a limited standstill applicable during the course of our diligence review.

The only closing conditions that we anticipate are those which are customary for a transaction of this nature, including receipt of required regulatory approvals, shareholder approval and the occurrence of no material adverse effect between signing and closing. Based on the lack of overlap between the Company’s business and that of Vintage’s existing portfolio companies, we do not expect a delay in receipt of regulatory approvals.

This Transaction has the support of Vintage management and no additional internal Vintage approvals are required to execute definitive Transaction documents.

Management:

We believe the Company is well-positioned for future growth, and we believe that many members of the Company’s existing management are critical partners in the future success of the business. We intend to discuss the future roles and responsibilities of the Company’s senior management team with each of them individually at the appropriate time.

Timing:

Given our experience in completing transactions of this type, we are confident in our ability to move quickly and on an expedited basis and to consummate the Transaction as quickly as possible by working closely with our advisors to complete our due diligence and the transaction documents. We will devote all internal and external resources necessary to expedite the timeline to signing and ultimately closing this transaction.

Contact Information:

To reach Vintage, please contact any of the following individuals:

Brian Kahn Managing Member bkahn@vintcap.com	Andrew Laurence Partner alaurence@vintcap.com

We have retained Willkie Farr & Gallagher LLP as legal counsel. To reach our legal advisors, please contact the following individuals:

Vintage Capital Management, LLC	2

Confidential	July 18, 2019

Russell Leaf Willkie Farr & Gallagher (212) 728-8593 rleaf@willkie.com	Jared Fertman Willkie Farr & Gallagher (212) 728-8670 jfertman@willkie.com

Non-binding Nature:

Please note that (a) this proposal is not, and shall not be construed as, binding on Vintage, the Company or any other person, (b) neither Vintage nor its affiliates or lenders shall have any liability or obligation to the Company or any other person arising out of this proposal unless a mutually acceptable definitive acquisition agreement has been executed and delivered by each of the parties, and (c) there shall be no obligation on the part of Vintage, the Company or any other person to negotiate definitive terms.

* * * * * *

Vintage Capital Management, LLC	3

Confidential	July 18, 2019

If you have any questions about our proposal, please do not hesitate to contact us. We look forward to receiving your feedback.

Very truly yours,

VINTAGE CAPITAL MANAGEMENT, LLC

Brian Kahn
Managing Member

Vintage Capital Management, LLC	4